Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 6, 2017	May 7, 2016
Earnings:
Income before income taxes	$1,269,262	$1,255,136
Fixed charges	170,652	164,249
Less: Capitalized interest	(736)	(572)

Adjusted earnings	$1,439,178	$1,418,813

Fixed charges:
Gross interest expense	$100,203	$98,606
Amortization of debt origination fees	5,802	5,407
Interest portion of rent expense	64,647	60,236

Fixed charges	$170,652	$164,249

Ratio of earnings to fixed charges	8.4	8.6

	Fiscal Year Ended August
	2016 (52 weeks)	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)
Earnings:
Income before income taxes	$1,912,714	$1,802,612	$1,662,714	$1,587,683	$1,452,986
Fixed charges	238,389	236,996	249,513	265,108	250,056
Less: Capitalized interest	(909)	(963)	(1,041)	(1,303)	(1,245)

Adjusted earnings	$2,150,194	$2,038,645	$1,911,186	$1,851,488	$1,701,797

Fixed charges:
Gross interest expense	$142,981	$146,777	$163,544	$180,085	$170,481
Amortization of debt origination fees	7,980	6,230	6,856	8,239	8,066
Interest portion of rent expense	87,428	83,989	79,113	76,784	71,509

Fixed charges	$238,389	$236,996	$249,513	$265,108	$250,056

Ratio of earnings to fixed charges	9.0	8.6	7.7	7.0	6.8

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